UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

27/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE OF CHANGE OF THE REGISTRANT’S CERTIFYING ACCOUNTANT

Jianzhi Education Technology Group Company Limited (the “Company”) today announced that it has dismissed Friedman LLP (“Friedman”) as the Company’s independent auditor on May 4, 2023 and has approved the appointment of WWC, P.C. (“WWC”) as the independent auditor of the Company, effective May 4, 2023.

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the Audit Committee and the Board of Directors of the Company.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through May 4, 2023, there were no disagreements  (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. Except for the material weakness as disclosed in the Company’s prospectus filed on August 26, 2022， there were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2021, or in the subsequent period through May 4 2023.

The Company provided Friedman with a copy of the above disclosure and requested that Friedman furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the Friedman’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years ended December 31, 2021 and in the subsequent period through May 4, 2023, the Company has not consulted with WWC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Form 6-K is as of the date of this Form 6-K, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description

Exhibit 16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated May 9, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

By:	/s/ Yong Hu
Name:	Yong Hu
Title:	Director and Chief Executive Officer

Date: May 9, 2023

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